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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
           TO SECTION 14(d) (4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                          DOMINICK'S SUPERMARKETS, INC.
                            (Name of subject company)


                          DOMINICK'S SUPERMARKETS, INC.
                      (Name of person(s) filing statement)

                                  ------------

                     Common Stock, par value $.01 per share
                Non-Voting Common Stock, par value $.01 per share
                         (Title of class of securities)


                             Common Stock--257159103
                          Non-Voting Common Stock--None
                      (CUSIP number of class of securities)

                                   -----------

                                Robert A. Mariano
                      President and Chief Executive Officer
                          Dominick's Supermarkets, Inc.
                               505 Railroad Avenue
                            Northlake, Illinois 60164
                                 (708) 562-1000
           (Name, address and telephone number of person authorized to receive notice and communications on behalf of
                           person(s) filing statement)

                                  ------------

                                   Copies To:
                             Thomas C. Sadler, Esq.
                                Latham & Watkins
                        633 West Fifth Street, Suite 4000
                       Los Angeles, California 90071-2007
                                 (213) 485-1234


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                                 AMENDMENT NO. 2
                                TO SCHEDULE 14D-9

         This Amendment No. 2 ("Amendment No. 2") to Schedule 14D-9 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on October 19, 1998, as amended by Amendment No. 1 filed with the Commission on November 2, 1998 (as amended, the "Schedule 14D-9"), by Dominick's Supermarkets, Inc. (the "Company"), relating to a tender offer (the "Tender Offer") commenced by Windy City Acquisition Corp., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Safeway Inc., a Delaware corporation ("Parent"), on October 19, 1998 to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), and Non-Voting Common Stock, par value $.01 per share, of the Company.

         ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         On November 9, 1998, Parent issued the press release attached hereto as
Exhibit 14 and incorporated herein by reference.

         ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit           Description
         -------           -----------
           14              Press release issued by Parent on November 9, 1998.





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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

November 12, 1998                           Dominick's Supermarkets, Inc.

                                            By:  /s/ Deborah C. Paskin
                                                --------------------------------
                                                     Deborah C. Paskin
                                                     Group Vice President, Legal
                                                     and General Counsel

                                                      .

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                                  EXHIBIT INDEX


Exhibit 14     Press Release issued by Parent on November 9, 1998.